UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OptiNose, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68404V100

(CUSIP Number)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68404V100	Page 2

1	NAME OF REPORTING PERSONS THK PRIVATE EQUITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,304,420.9*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,304,420.9*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,420.9*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.85%†
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 4.
†	See Item 4.

CUSIP NO. 68404V100	Page 3

1	NAME OF REPORTING PERSONS Limar Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,304,420.9*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,304,420.9*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,420.9*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.85%†
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 4.
†	See Item 4.

CUSIP NO. 68404V100	Page 4

1	NAME OF REPORTING PERSONS Theodore H. Kruttschnitt, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,304,420.9*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,304,420.9*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,420.9*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.85%†
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 4.
†	See Item 4.

Item 1

(a)	Name of Issuer:

OptiNose, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1020 Stony Hill Road, Suite 300

Yardley, Pennsylvania 19067

Item 2

(a)	Name of Person Filing:

See Item 2(c) below.

(b)	Address of Principal Business Office or, if none, Residence:

See Item 2(c) below.

(c)	Citizenship:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: THK PRIVATE EQUITIES, LLC, a California limited liability company; Limar Management Corp., a California corporation; and Theodore H. Kruttschnitt, III, a United States citizen.

The address of the principal business office of the reporting persons is:

c/o THK PRIVATE EQUITIES, LLC

3000 Ralston Avenue, Hillsborough, CA 94010

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number:

68404V100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership.

(a)	Amount beneficially owned:

See Item 9 on the Cover Pages to this Schedule 13G.

THK PRIVATE EQUITIES, LLC directly holds 1,974,626 shares of Common Stock and warrants to purchase an additional 1,329,794.9 shares of Common Stock (the “Warrants”). Limar Management Corp. is the Member Manager of THK PRIVATE EQUITIES, LLC, with a 1% economic interest therein. Theodore H. Kruttschnitt, III is the Managing Member and owns 100% of Limar Management Corp.

Mr. Kruttschnitt is also a Member of THK PRIVATE EQUITIES, LLC, with a 99% economic interest therein. Limar Management Corp. and Mr. Kruttschnitt may be deemed to have beneficial ownership of the shares of Common Stock, and the shares of Common Stock underlying the Warrants, held by THK PRIVATE EQUITIES, LLC.

(b)	Percent of class:

See Item 11 on the Cover Pages to this Schedule 13G. The percentages reported herein are based on 42,113,853 shares of Common Stock, comprised of (i) the 40,784,058 shares of Common Stock outstanding as of June 11, 2018, as reported in the Issuer’s Form 8-K filed June 11, 2018, and (ii) the 1,329,794.90 shares of Common Stock that would be issued upon the exercise of the Warrants held by THK PRIVATE EQUITIES, LLC.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 on the Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See Item 6 on the Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 on the Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 on the Cover Pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2018

THK PRIVATE EQUITIES, LLC

By:	/s/ Theodore H. Kruttschnitt, III
Name:	Theodore H. Kruttschnitt, III
Title:	Authorized Representative

Limar Management Corp.

By:	/s/ Theodore H. Kruttschnitt, III
Name:	Theodore H. Kruttschnitt, III
Title:	Authorized Representative

Theodore H. Kruttschnitt, III

/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III

EXHIBIT INDEX

Exhibit No.

A	Joint Filing Agreement, dated July 10, 2018, by and among THK PRIVATE EQUITIES, LLC, Limar Management Corp. and Theodore H. Kruttschnitt, III.